Caledonia Completes Private Placement

Toronto, Ontario – February 10th 2006:  Caledonia Mining Corporation (“Caledonia”)
(TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the completion of a $3,495,201 private placement financing.

The placement, which was handled by fiscal agents in Europe, was for 33,287,626 units priced at $0.105 each.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share of Caledonia at a price of $0.20 for a period of 24 months from the date of issue.

The funds raised will be used to fund some of the recently completed capital improvements in the Underground and the Metallurgical Plant expansion at the Barbrook Mine in South Africa, and the exploration activities at the Eersteling gold property and the Rooipoort PGE Project in South Africa, and at the Nama Cobalt property in Zambia, and for general corporate purposes.

Stefan Hayden, President and CEO of Caledonia said: “The commissioning of the Barbrook gold mine expansion project in South Africa is virtually complete.  There is ongoing optimization of the expanded metallurgical circuits but I am pleased to report that generally the plant is performing as expected. Mining is progressing well and the development of the newly found ore zones continue to show they are economically mineable.”

Caledonia continues to be debt free.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.